

Mail Stop 3561

April 17, 2018

Via U.S. Mail
Atul Kavthekar
Chief Financial Officer
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street
Flint, Michigan 48507

> **Re: Diplomat Pharmacy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **Form 8-K Dated February 26, 2018**
> **File No. 001-36677**

Dear Mr. Kavthekar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Accounts Receivable, net, page 70

1.   Please tell us and separately disclose the balance sheet line item that includes rebates and other amounts from vendors and manufacturers. If these amounts are included in accounts receivable, also separately present your accounts receivable from (a) customers and (b) others as of each balance sheet date to the extent required by Rule 5-02.3 of Regulation S-X.

Atul Kavthekar
Diplomat Pharmacy, Inc.
April 17, 2018
Page 2

Note 3. Business Acquisitions, page 75

2.   You disclose that the purchase price allocations for several acquisitions are preliminary. Please tell us and disclose the information required by ASC 805-20-50-4A.

Form 8-K Dated February 26, 2018

Exhibit 99.1
Adjusted EPS (diluted)

3.   You include an adjustment to add back the amortization of acquisition-related intangible assets to calculate the adjusted non-GAAP net income. Please tell us and revise your disclosure to reconcile the amounts included in calculating the adjusted non-GAAP net income for the years 2017 and 2016 to your disclosure in Note 7 to your financial statements on page 88 of your Form 10-K for year ended December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining